

September 16, 2014

Via E-mail
Oliver Bialowons
President
SmartHeat, Inc.
A-1, 10, Street 7
Shenyang Economic and Technological Development Zone
Shenyang, China 110141

> **Re:** **SmartHeat, Inc.**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed September 8, 2014**
> **File No. 001-34246**

Dear Mr. Bialowons:

We have reviewed your amended filing and have the following comments.

Amendment 2 to Preliminary Proxy Statement on Schedule 14A

Unaudited Pro Forma Consolidated Balance Sheet, page 53

1. We note your response to prior comment six from our letter dated September 3, 2014. Please provide the note disclosures regarding related party receivables and payables, that were included in the pro forma balance sheet, and we previously requested, since it appears the disclosures have been removed from the amended proxy. For each material related party receivable and payable included in the pro forma balance sheet, please expand the previously provided disclosures to identify the related party, disclose the amount due from or due to each party, disclose the payment terms, and address if any amounts may be offset in accordance with ASC 210-20. Also, as previously requested, please disclose when and how you expect the related party balances to be settled. Based on the previously provided disclosures, it appears to us that, on a net basis, you will owe the disposed entities approximately $9 million. Based on your pro forma operations, please disclose how you will have the ability to repay that amount and discuss the potential consequences if you are unable to repay the amount due. In addition, in light of the fact that the net amount due is more than the total consideration you will receive for the disposed entities, it appears to us that you are essentially "paying" the Buyers to "purchase" the disposed entities. Please fully address and explain this fact in the proxy or explain why our assessment is not accurate.

2. We note your response to prior comment seven from our letter dated September 3, 2014. Please be advised that a retained interest accounted for under the equity method of

accounting in a deconsolidation transaction is required to be recorded at fair value as provided in ASC 323-10-30-2. It appears to us the fair value of the remaining 20% interest in the disposed entities that you will retain should be based on the terms of the deconsolidation transaction, including the amount paid for the 80% interest and the option price you can require the Buyers to pay for the remaining 20% interest. Please revise the pro forma financial statements to appropriately record the retained interest or tell us the specific accounting literature that supports your accounting. If you do not believe the fair value of the retained interest should be based on the terms of the deconsolidation transaction, please tell us what you believe the fair value is and explain how you determined that value, including any objectively verifiable evidence you obtained.

Unaudited Pro Forma Consolidated Statement of Operations for the Three Months Ended June 30, 2014, page 54 and Unaudited Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2013, page 55

3. We note your response to prior comment eight from our letter dated September 3, 2014; however, we do not believe you have adequately explained how you determined each material asset category was not impaired at December 31, 2013. Based on the terms of the deconsolidation transaction and your historical operating results, including negative gross profit margins during the interim periods and significant balances of accounts receivable, other receivables/prepayments and inventory relative to sales, it remains unclear to us how you determined no assets were impaired. Please fully explain how you assessed each material asset category for impairment, including the specific assumptions you used and the specific accounting literature you relied on. If you continue to believe the carrying values of the assets of the disposed entities are not impaired, revise the proxy to fully explain how you assessed each material asset category for impairment, including any objectively verifiable evidence you obtained, and fully explain why you are seeking shareholder approval to sell net assets that you believe are appropriately recorded at approximately $64 million to related parties for essentially nothing.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Craig Slivka, Special Counsel at (202) 551-3729, with any other questions

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Robert Newman, Esq. (*via e-mail*)